
TESSENDERLO
GROUP

FAX	DATE: 25-Apr-2003	PAGES: 3 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2003-098

Dear Ms Kung,

82-4785


03050276

Please find our press release of 24th April 2003.

With kind regards,

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

dlw 5/15

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 194 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com


TESSENDERLO GROUP

Brussels, 24 April 2003

EMBARGO UNTIL 24.4.2003 at 5.40 p.m.

PRESS RELEASE

Tessenderlo Group 1st quarter 2003 results
Result share of the group: decline of 9.4 %
Cash flow increases with 14.5 %

The **turnover** of the first quarter of 2003 amounted to 493.9 million EUR, i.e. practically at the same level as that of the first quarter of 2002, which had amounted to 485.0 million EUR.

The group share of the **net result** went from 11.7 million EUR to 10.6 million EUR for the corresponding period of last year, i.e. a decline of 9.4 %.

The five business units

On the whole, the activity of the **Inorganic Chemicals division** was as high as that of the first quarter of last year ; the volumes in fertilisers and phosphates were good ; however, the turnover recorded a decline because of strong competition in the animal feed phosphates and the weakening of the dollar, the currency in which most potassium-based fertilisers are sold.

For the **Natural Organic Products**, gelatin recorded good results with volumes improving since the beginning of the year and with stable raw materials prices.
The activities of collecting and treating by-products of animal origin are good, with volumes which have stayed at the level of last year. One notes however a decline of the margins in the month of March, linked to a reduction of the public aids which could not be wholly passed on to the market.

In **Fine Chemicals**, the turnover is on the same level as that of the previous year, but the margins were sharply reduced because of the decline of the dollar and the upsurge in the price of benzene and toluene, two derivatives of oil which are important raw materials for this division. This situation should ease during the second quarter.

PVC has clearly improved compared to the very poor first quarter of 2002, but the prices are still inadequate considering the major increase in the price of ethylene at the beginning of this year.

The results of **Plastics Converting** are very close to those of the first quarter of 2002, even if one noted a certain slowdown in the construction sector.

Currently one is not seeing any significant improvement in the economic climate, and thus the performances of the second quarter should also remain below those of last year.

Tessenderlo Group:
1st quarter consolidated results (million EUR)

	31.03.2003	31.03.2002	Evolution in %
Turnover	493,9	485,0	+ 1.8 %
Operating result	18.8	20.2	- 6.9 %
Financial result	-2,3	-2.8	
Gross ordinary result	16.5	17.4	- 5.2 %
Exceptional result	-0.2	-0.2	
Result before taxes	16,3	17.2	- 5.2 %
Taxes	4.9	4.6	
Equity method	-	-	
Result share of third parties	0.8	0.9	
Result share of the group	10.6	11.7	- 9.4 %
Net cash flow	39.5	34.5	+ 14.5 %

Tessenderlo Group is an international chemical group which operates via more than 115 companies in 23 countries. It employs around 8,300 persons, 2,300 of whom in Belgium. Its consolidated turnover was 1,934 million EUR in 2002, achieved in its five business lines (inorganic chemicals, fine chemicals, PVC & compounds, plastics converting, natural organic products).
It is the European or world leader in most of its markets.
Tessenderlo Chemie SA is listed on Euronext Brussels and included in the BEL 20, Next 150 and NextPrime.

For more information, please contact:
Mr Christian VREBOSCH, Finance Director ☎ +32 2 639 18 87
Mrs Geert DUSAR, Manager Corporate Communications ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com ; see Corporate - NEWS
rue du Trône 130 - B-1050 Brussels

Financial agenda
- The annual report will be available on the website on May first 2003
- General Assembly 3 June 2003
- Results of the 1st half-year of 2003 11 September 2003
- Results of the 3rd quarter of 2003 6 November 2003